Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-199004 of Nabors Red Lion Limited on Form S-4 of our report dated March 31, 2014, relating to the consolidated financial statements of Sabine Oil & Gas LLC and its subsidiaries as of and for the year ended December 31, 2012 (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to the restatement of the 2012 consolidated financial statements as discussed in Note 2 to the consolidated financial statements and also includes an other-matter paragraph disclaiming an opinion on the supplementary information on oil and gas producing activities), appearing in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

November 14, 2014